AURORA CANNABIS INC.

Management’s Discussion & Analysis

Third Quarter 2026
For the three and nine months ended December 31, 2025 and 2024
(in Canadian Dollars)

1 | AURORA CANNABIS INC.	Q3 2026 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended December 31, 2025

This Management’s Discussion and Analysis (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company” “us”, “we” or “our”) as at and for the three and nine months ended December 31, 2025 should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2025 (the “Annual Financial Statements”) and the interim condensed consolidated financial statements (“Interim Condensed Financial Statements”) for the three and nine months ended December 31, 2025, and MD&A as at and for the year ended March 31, 2025 (the “Annual MD&A”). The MD&A has been prepared as of February 3, 2026 pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Unless otherwise noted, all financial information is prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data. For a description of Aurora’s segments, refer to the Annual MD&A.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non- GAAP Performance Measures” included within this MD&A.

Additional information about Aurora, including the Interim Condensed Financial Statements as at and for the quarter ended December 31, 2025, the Annual Financial Statements, the Annual MD&A and Aurora’s annual information form (“AIF”) as at and for the year ended March 31, 2025 are available in Canada on SEDAR+ at www.sedarplus.com and in the U.S. on EDGAR at www.sec.gov and Aurora’s website at www.auroramj.com.

Business Overview

Aurora’s principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. (“Bevo Farms”), a key supplier of propagated vegetables and ornamental plants in North America. Due to the nature of the plant propagation business, which delivers higher revenue in the late winter and spring months as orders are fulfilled there is seasonality reflected in the results of operations.

Aurora’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 0J9, Canada. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. For a detailed description of Aurora’s strategy, refer to the Annual MD&A.

Condensed Statements of Income (Loss)

This MD&A reflects only the results of continuing operations, unless otherwise noted.

The interim condensed consolidated statements of income (loss) and comprehensive income (loss) and interim condensed consolidated statements of cash flows for the previously reported Nordic and ICC Labs Inc. (“ICC”), both formerly part of the Company’s cannabis operating segment are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the interim condensed consolidated statements of income (loss) and comprehensive income (loss) and the interim condensed consolidated statements of cash flows have been updated to present Nordic and ICC as discontinued operations, and has therefore been excluded from both continuing operations and discussions for all periods presented in this MD&A.

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(2)	December 31, 2025	December 31, 2024(2)
Net revenue (1a)	94,191	90,366	88,198	282,580	252,755
Gross profit before fair value adjustments (1b)	46,168	35,629	43,322	117,765	111,036
Gross profit	46,620	32,291	74,937	106,862	160,044
Operating expenses	44,436	50,885	42,383	143,494	131,067
Other income (expenses)	(3,763)	(28,381)	(4,821)	(31,306)	4,944
Net income (loss) from continuing operations	(1,743)	(53,165)	28,110	(74,289)	32,995
Net income (loss) from discontinued operations, net of taxes	(160)	116	115	(528)	(14,221)
Net income (loss)	(1,903)	(53,049)	28,225	(74,817)	18,774
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.

3 | AURORA CANNABIS INC.	Q3 2026 MD&A

(2)In connection with the audit of the Annual Financial Statements the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Key Quarterly Financial Results

($ thousands)	Three months ended
	December 31, 2025	September 30, 2025	$ Change	% Change	December 31, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	94,191	90,366	3,825	4%	88,198	5,993	7%
Medical cannabis net revenue (1a)	76,245	70,530	5,715	8%	68,149	8,096	12%
Consumer cannabis net revenue (1a)	5,160	6,868	(1,708)	(25%)	9,912	(4,752)	(48%)
Plant propagation revenue	11,300	11,557	(257)	(2%)	8,897	2,403	27%
Adjusted gross margin before FV adjustments on total net revenue (1b)	62%	61%	N/A	1%	61%	N/A	1%
Adjusted gross margin before FV adjustments on total cannabis net revenue (1b)	66%	65%	N/A	1%	63%	N/A	3%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	69%	69%	N/A	0%	69%	N/A	0%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	28%	27%	N/A	1%	26%	N/A	2%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	16%	10%	N/A	6%	40%	N/A	(24%)
Adjusted SG&A expense(1d)	35,807	35,547	260	1%	31,262	4,545	15%
Adjusted EBITDA (1c)	18,479	15,372	3,107	20%	19,393	(914)	(5%)
Adjusted net income (1g)	7,216	7,109	107	2%	7,425	(209)	(3%)
Free cash flow (1e)	15,511	(42,274)	57,785	137%	27,364	(11,853)	(43%)

Balance Sheet
Working capital (1f)	299,901	299,729	172	0%	338,741	(38,840)	(11%)
Cannabis inventory and biological assets (2)	191,064	186,905	4,159	2%	206,412	(15,348)	(7%)
Total assets	775,292	756,863	18,429	2%	862,297	(87,005)	(10%)

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.
f.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
g.Refer to “Adjusted Net Income” section for reconciliation to the IFRS equivalent.
(2)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Key Developments During and Subsequent to the Three Months Ended December 31, 2025

Operating Activities

Beginning in Q4 FY26, the Company will be exiting certain markets in the lower margin consumer segment in Canada and will further prioritize the allocation of product and resources to the higher margin global medical cannabis business. Due to the higher sales and marketing costs associated with the consumer segment, this decision is expected to result in lower adjusted SG&A and improved consolidated adjusted gross margins in the coming quarters, with some non-recurring costs impacting cash flow in Q4 FY26. Following the completion of this strategic initiative, the Company expects to see adjusted EBITDA improvements in the coming quarters.

4 | AURORA CANNABIS INC.	Q3 2026 MD&A

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo and Bevo Farms pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo for preferred shares (the “Bevo Preferred Shares”) of Bevo (the “Bevo Transaction”). The closing of the Bevo Transaction remains subject to certain conditions, including Bevo shareholder approval and the consent of Bevo Farms’ lender.

As holder of the Bevo Preferred Shares, Aurora will, among other things, be entitled to an annual 5% dividend on the value of the Bevo Preferred Shares and distributions of 30% of eligible Bevo cashflow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cashflow will first be paid to satisfy any unpaid dividend entitlements on the Bevo Preferred Shares and then be used to redeem the outstanding Bevo Preferred Shares, and 30% of proceeds on a Bevo liquidation event, including any sale of Bevo. The remaining eligible Bevo cash flow and the proceeds on a liquidation event will be distributed to the holders of the common shares of Bevo. Aurora will also have certain customary preferred shareholder protections such as veto rights on the creation or issuance of shares ranking equal to or senior to the Bevo Preferred Shares. Upon the closing of the Bevo Transaction, the Aurora-nominated directors will resign from the board of Bevo and its subsidiaries, and Aurora will no longer have any right to appoint directors. Aurora will retain its entitlement to the earnouts of up to $25 million and $15 million related to the Aurora Sky facility in Edmonton, Alberta and Aurora Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones. As a result of the Bevo Transaction, the assets and liabilities of Bevo will be classified as held-for-sale and remeasured at the lower of their carrying amount and fair value. Any impairment losses which may be recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement will be recognized in the consolidated statements of income (loss) and comprehensive income (loss), and the financial results of Bevo, including comparative periods, will be restated and presented as a discontinued operation, separate from continuing operations. The financial results of Bevo will no longer be consolidated in Aurora’s financial statements subsequent to the closing of the Bevo Transaction. In addition, on closing of the Bevo Transaction, Aurora will transfer the shareholder loans owing to Aurora by Bevo Farms in exchange for $5.5 million in cash.

Financing Activities

As at December 31, 2025, Bevo was not in compliance with its fixed charge coverage ratio financial covenant and non-financial covenant to provide audited financial statements under its credit agreement. Bevo is in discussions with the lender to obtain a waiver for the breaches and enter into an amended credit agreement.

Concurrent with the filing of the fiscal 2026 Q3 results, the Company has filed a prospectus supplement establishing a new at-the-market equity program (the "ATM Program") that allows the Company to issue and sell up to U.S. $100 million of Common Shares in the capital of the Company from treasury to the public, from time to time, at the Company's discretion, through "at-the-market distributions" as defined in National Instrument 44-102, through the Nasdaq Capital Market (the "Nasdaq") or other marketplace in the United States at the prevailing market price at the time of sale or as otherwise agreed between the Company and the agent. The Company intends to use proceeds raised under the ATM Program, if any, for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and nine months ended December 31, 2025 and the comparative periods.

($ thousands)	Three months ended			Nine months ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	28,248	27,879	27,295	83,801	80,681
International medical cannabis net revenue	47,997	42,651	40,854	127,742	95,985
Total medical cannabis net revenue(1)	76,245	70,530	68,149	211,543	176,666

Consumer cannabis net revenue(1)	5,160	6,868	9,912	19,903	31,867

Wholesale bulk cannabis net revenue(1)	1,486	1,411	1,240	4,330	3,610

Total cannabis net revenue(1)	82,891	78,809	79,301	235,776	212,143

Plant propagation revenue	11,300	11,557	8,897	46,804	40,612

Total net revenue(1)	94,191	90,366	88,198	282,580	252,755
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.

Medical Cannabis Net Revenue
During the three months ended December 31, 2025, total medical cannabis net revenue was $76.2 million compared to $70.5 million for the three months ended September 30, 2025, and $68.1 million for the three months ended December 31, 2024, representing an increase of $5.7 million and an increase of $8.1 million, respectively.

5 | AURORA CANNABIS INC.	Q3 2026 MD&A

Canadian medical cannabis net revenue was $28.2 million during the three months ended December 31, 2025, compared to $27.9 million for the three months ended September 30, 2025, and $27.3 million for the three months ended December 31, 2024. Revenue remained relatively consistent quarter-over-quarter, but improved year-over-year due to higher sales with insured patients with broader portfolio offerings.

International medical cannabis net revenue was $48.0 million during the three months ended December 31, 2025, compared to $42.7 million for the three months ended September 30, 2025 and $40.9 million for the three months ended December 31, 2024. The increase of $5.3 million compared to the three months ended September 30, 2025, relates to higher sales in the European markets, primarily driven by increased distribution in Germany and new product offerings in Poland. The increase of $7.1 million compared to the three months ended December 31, 2024, is due to higher sales in all European markets, mainly driven by the de-schedulization in Germany.

During the nine months ended December 31, 2025, total medical cannabis net revenue was $211.5 million, an increase of $34.9 million compared to $176.7 million during the nine months ended December 31, 2024.

Canadian medical cannabis net revenue increased by $3.1 million during the nine months ended December 31, 2025, compared to the nine months ended December 31, 2024 due to higher product sales and an additional quarter of the commercialization fee from its partnership arrangement with Cogent, which was announced in first quarter of fiscal 2025.

International medical cannabis net revenue increased by $31.8 million during the nine months ended December 31, 2025, compared to the nine months ended December 31, 2024, led by an increase in Europe, notably Germany, partially offset by decreases in Australia.

Consumer Cannabis Net Revenue

During the three months ended December 31, 2025, consumer cannabis net revenue decreased to $5.2 million compared to $6.9 million for the three months ended September 30, 2025, and $9.9 million for the three months ended December 31, 2024. The decrease over both periods is a result of the Company’s strategic shift to focus on portfolio optimization and the allocation of cannabis flower to the highest margin business segments. Similarly, this is reflected in the nine months ended December 31, 2025, compared to the nine months ended December 31, 2024.

Plant Propagation Revenue

During the three months ended December 31, 2025, the Company’s plant propagation revenue was $11.3 million compared to the three months ended September 30, 2025 of $11.6 million and $8.9 million for the three months ended December 31, 2024. The decrease compared to the three months ended September 30, 2025 of $0.3 million relates to the seasonality of the vegetable and floral business, which delivers higher revenue in the late winter and spring months as orders are fulfilled. The increase of $2.4 million compared to the three months ended December 31, 2024 relates to higher orchid sales.

During the nine months ended December 31, 2025 and nine months ended December 31, 2024, plant propagation revenue was $46.8 million and $40.6 million, respectively, namely due to growth in orchid sales as the business continues to grow.

Cost of Sales and Gross Margin

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(2)	December 31, 2025	December 31, 2024(2)
Revenue	99,173	96,291	95,978	299,919	276,948
Excise taxes	(4,982)	(5,925)	(7,780)	(17,339)	(24,193)
Net revenue (1)	94,191	90,366	88,198	282,580	252,755
Cost of sales	(48,023)	(54,737)	(44,876)	(164,815)	(141,719)
Gross profit before FV adjustments (1)	46,168	35,629	43,322	117,765	111,036
Gross margin before FV adjustments (1)	49%	39%	49%	42%	44%
Loss on changes in fair value of inventory and biological assets sold	(37,964)	(40,733)	(38,029)	(115,372)	(107,104)
Gain on changes in fair value of biological assets	38,416	37,395	69,644	104,469	156,112
Gross profit	46,620	32,291	74,937	106,862	160,044
Gross margin	49%	36%	85%	38%	63%
(1)These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Gross margin before fair value adjustments was 49% for the three months ended December 31, 2025, compared to 39% for the three months ended September 30, 2025 and 49% for the three months ended December 31, 2024. During the three months ended December 31, 2025, gross margin before fair value adjustments has improved compared to the three months ended September 30, 2025, due to an increase in higher margin medical cannabis revenue, coupled with a reduction in lower‑margin consumer revenue. Compared to the three months ended December 31, 2024 gross margin before fair value adjustment remained consistent.

6 | AURORA CANNABIS INC.	Q3 2026 MD&A

Gross margin before fair value adjustments was 42% for the nine months ended December 31, 2025, compared to 44% for the nine months ended December 31, 2024. Gross margin decrease primarily due to the Plant Propagation segment which had inventory write-offs during the nine months ended December 31, 2025, partially offset by improved channel mix and cost efficiencies in Cannabis segment.

Adjusted Gross Margin – Q3 2026

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month-period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Three months ended December 31, 2025
Revenue	79,405	6,982	1,486	87,873	11,300	99,173
Excise taxes	(3,160)	(1,822)	—	(4,982)	—	(4,982)
Net revenue (1)	76,245	5,160	1,486	82,891	11,300	94,191
Non-recurring net revenue adjustments (3)	—	—	—	—	(4,649)	(4,649)
Adjusted net revenue	76,245	5,160	1,486	82,891	6,651	89,542
Cost of sales	(28,218)	(3,879)	(2,430)	(34,527)	(13,496)	(48,023)
Depreciation	3,434	535	140	4,109	941	5,050
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	1,089	(347)	1,323	2,065	6,953	9,018
Adjusted gross profit (loss) before FV adjustments (1)	52,550	1,469	519	54,538	1,049	55,587
Adjusted gross margin before FV adjustments (1)	69%	28%	35%	66%	16%	62%

Three months ended September 30, 2025
Revenue	73,649	9,674	1,411	84,734	11,557	96,291
Excise taxes	(3,119)	(2,806)	—	(5,925)	—	(5,925)
Net revenue (1)	70,530	6,868	1,411	78,809	11,557	90,366
Non-recurring revenue adjustments (3)	—	—	—	—	(5,236)	(5,236)
Adjusted net revenue	70,530	6,868	1,411	78,809	6,321	85,130
Cost of sales	(31,991)	(8,396)	(1,823)	(42,210)	(12,527)	(54,737)
Depreciation	2,217	514	102	2,833	1,102	3,935
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	8,156	2,870	727	11,753	5,741	17,494
Adjusted gross profit (loss) before FV adjustments (1)	48,912	1,856	417	51,185	637	51,822
Adjusted gross margin before FV adjustments (1)	69%	27%	30%	65%	10%	61%

Three months ended December 31, 2024 (4)
Revenue	71,125	14,716	1,240	87,081	8,897	95,978
Excise taxes	(2,976)	(4,804)	—	(7,780)	—	(7,780)
Net revenue(1)	68,149	9,912	1,240	79,301	8,897	88,198
Non-recurring net revenue adjustments (3)	—	—	—	—	(2,372)	(2,372)
Adjusted net revenue	68,149	9,912	1,240	79,301	6,525	85,826
Cost of sales	(26,138)	(10,466)	(1,353)	(37,957)	(6,919)	(44,876)
Depreciation	2,035	698	89	2,822	993	3,815
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	2,713	2,434	315	5,462	2,024	7,486
Adjusted gross profit before FV adjustments (1)	46,759	2,578	291	49,628	2,623	52,251
Adjusted gross margin before FV adjustments (1)	69%	26%	23%	63%	40%	61%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from inter-site transfers and business transformation costs and associated revenue in connection with the re-purposing of the Company’s Sky and Sun facilities.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

7 | AURORA CANNABIS INC.	Q3 2026 MD&A

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada, Europe and Australia continued to perform well during the three months ended December 31, 2025 and delivered 95% (three months ended September 30, 2025 – 94%, three months ended December 31, 2024 – 89%) of adjusted gross profit before fair value adjustments relative to total adjusted gross profit before fair value adjustments. The medical cannabis business delivered 97% of the adjusted gross profit before fair value adjustments relative to total adjusted gross profit before fair value adjustments, excluding plant propagation and wholesale bulk cannabis for the three months ended December 31, 2025 (three months ended September 30, 2025 – 96%, three months ended December 31, 2024 – 95%).

Adjusted gross margin before fair value adjustments on medical cannabis net revenue remained consistent at 69% for the three months ended December 31, 2025 compared to 69% for the three months ended September 30, 2025 and 69% for the three months ended December 31, 2024.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 28% for the three months ended December 31, 2025 compared to 27% for the three months ended September 30, 2025, and 26% for the three months ended December 31, 2024. The increase in adjusted gross margin before fair value adjustments compared to the three months ended September 30, 2025, and three months ended December 31, 2024 is due to a shift in sales towards higher margin products.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 16% for the three months ended December 31, 2025, compared to 10% for the three months ended September 30, 2025 and 40% for the three months ended December 31, 2024. The increase compared to the three months ended September 30, 2025 is primarily due to seasonality and product mix. The decrease compared to three months ended December 31, 2024 is due to increased contract labour and utilities costs to adjust to production schedules and inventory write-offs of $1.1 million in the current quarter related to surplus plants.

8 | AURORA CANNABIS INC.	Q3 2026 MD&A

Adjusted Gross Margin – Q3 2026 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated nine month-period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Nine months ended December 31, 2025
Revenue	220,832	27,953	4,330	253,115	46,804	299,919
Excise taxes	(9,289)	(8,050)	—	(17,339)	—	(17,339)
Net revenue (1)	211,543	19,903	4,330	235,776	46,804	282,580
Non-recurring revenue adjustments (3)	—	—	—	—	(13,674)	(13,674)
Adjusted net revenue	211,543	19,903	4,330	235,776	33,130	268,906
Cost of sales	(86,141)	(20,224)	(5,599)	(111,964)	(52,851)	(164,815)
Depreciation	7,787	1,611	337	9,735	3,102	12,837
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	12,903	4,609	2,403	19,915	19,576	39,491
Adjusted gross profit (loss) before FV adjustments (1)	146,092	5,899	1,471	153,462	2,957	156,419
Adjusted gross margin before FV adjustments (1)	69%	30%	34%	65%	9%	58%

Nine months ended December 31, 2024(4)
Revenue	185,540	47,186	3,610	236,336	40,612	276,948
Excise taxes	(8,874)	(15,319)	—	(24,193)	—	(24,193)
Net revenue (1)	176,666	31,867	3,610	212,143	40,612	252,755
Non-recurring revenue adjustments (3)	—	—	—	—	(5,062)	(5,062)
Adjusted net revenue	176,666	31,867	3,610	212,143	35,550	247,693
Cost of sales	(66,086)	(31,265)	(10,099)	(107,450)	(34,269)	(141,719)
Depreciation	5,880	2,690	941	9,511	2,942	12,453
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	3,494	3,204	734	7,432	3,586	11,018
Adjusted gross (loss) profit before FV adjustments (1)	119,954	6,496	(4,814)	121,636	7,809	129,445
Adjusted gross margin before FV adjustments (1)	68%	20%	(133%)	57%	22%	52%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from inter-site transfers and business transformation costs and associated revenue in connection with the re-purposing of the Company’s Sky and Sun facilities..
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 69% for the nine months ended December 31, 2025, compared to 68% for the nine months ended December 31, 2024. Adjusted gross margin before fair value adjustments saw a slight lift due to increasing sales in more the profitable markets.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue increased to 30% for the nine months ended December 31, 2025, compared to 20% for the nine months ended December 31, 2024. The increase is due to the commercial strategy with high margin portfolio brands.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation was 9% for the nine months ended December 31, 2025, compared to 22% for the nine months ended December 31, 2024. The decrease is due to inventory write-offs caused by a non-recurring quality issue, as well as some surplus crops that were not sold during the nine months ended December 31, 2025.

9 | AURORA CANNABIS INC.	Q3 2026 MD&A

Operating Expenses

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(1)	December 31, 2025	December 31, 2024(1)
General and administration	25,756	27,464	23,687	81,848	68,705
Sales and marketing	14,864	14,329	13,077	43,648	40,822
Business development costs	442	321	819	1,124	2,811
Research and development	1,303	904	929	3,036	2,891
Depreciation and amortization	2,622	2,898	2,214	7,234	6,694
Share-based compensation	(551)	4,969	1,657	6,604	9,144
Total operating expenses	44,436	50,885	42,383	143,494	131,067
(1) In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

General and administration (“G&A”)

During the three months ended December 31, 2025, G&A expenses remained relatively consistent compared to the three months ended September 30, 2025 and increased by $2.1 million compared to the three months ended December 31, 2024. The increase compared to the three months ended December 31, 2024 is a result of: higher employee compensation costs due to increased headcount and higher contract labour in Europe and MedReleaf Australia, as well as increased professional fees.

During the nine months ended December 31, 2025, G&A expenses increased by $13.1 million compared to the nine months ended December 31, 2024. The increase is a result of: higher employee compensation costs due to increased headcount and higher contract labour in Europe and MedReleaf Australia, increased professional fees and higher costs incurred at Bevo as it ramps up capacity for its orchid business.

Sales and marketing (“S&M”)

During the three months ended December 31, 2025, S&M expense was relatively consistent compared to the three months ended September 30, 2025 and the three months ended December 31, 2024.

During the nine months ended December 31, 2025, S&M expense was relatively consistent compared to the nine months ended December 31, 2024. The slight increase corresponds with variable selling costs in line with the increase in revenue.

Research and development (“R&D”)

The Company’s investment in R&D and product innovation is partly opportunistic and the approach to R&D spend is targeted and gated. As such these costs will vary quarter-over-quarter and year-over-year.

Depreciation and amortization

During the three months ended December 31, 2025, depreciation and amortization remained relatively consistent compared to the three months ended September 30, 2025 and the three months ended December 31, 2024. Similarly, depreciation and amortization during the nine months ended December 31, 2025 remained relatively consistent compared to the nine months ended December 31, 2024.

Share-based compensation

During the three months ended December 31, 2025, share-based compensation expenses decreased by $5.5 million compared to the three months ended September 30, 2025 and decreased by $2.2 million compared to the three months ended December 31, 2024. The fluctuations experienced over the comparative periods, largely relate to cash settled share-based compensation, which is remeasured each period based on the Company’s share price. Similarly, this decrease is reflected during the nine months ended December 31, 2025 compared to the nine months ended December 31, 2024.
.

10 | AURORA CANNABIS INC.	Q3 2026 MD&A

Adjusted Selling, General & Administration (“SG&A”)

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(2)	December 31, 2025	December 31, 2024(2)
General and administration	25,756	27,464	23,687	81,848	68,705
Sales and marketing	14,864	14,329	13,077	43,648	40,822
Business transformation costs (3)	(4,871)	(6,089)	(5,129)	(16,451)	(14,490)
Non-recurring costs (4)	58	(157)	(373)	(338)	(657)
Adjusted SG&A (1)	35,807	35,547	31,262	108,707	94,380
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.
(3)Business transformation costs include certain IT project costs, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(4)Non-recurring costs includes litigation costs.

During the three months ended December 31, 2025, adjusted SG&A was relatively consistent compared to the three months ended September 30, 2025 and increased by $4.5 million compared to the three months ended December 31, 2024. The increase from the three months ended December 31, 2024 is due to higher employee compensation costs due to increased headcount and higher contract labour in Europe and MedReleaf Australia, as well as increased professional fees. Similarly, this increase is reflected in the nine months ended December 31, 2025 compared to the nine months ended December 31, 2024.

Other Income (Expenses)

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(1)	December 31, 2025	December 31, 2024(1)
Interest and other income	991	1,848	2,601	4,807	8,915
Finance and other costs	(2,106)	(2,222)	(1,976)	(6,103)	(5,902)
Foreign exchange gain (loss)	(1,945)	3,533	3,111	1,649	7,070
Other gains (losses)	(703)	886	(7,990)	767	(4,443)
Impairment of property, plant and equipment	—	(525)	(567)	(525)	(696)
Impairment of intangible assets and goodwill	—	(31,901)	—	(31,901)	—

Other income (expenses)	(3,763)	(28,381)	(4,821)	(31,306)	4,944
(1)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

During the three months ended December 31, 2025, other expenses was $3.8 million compared to $28.4 million for the three months ended September 30, 2025, and $4.8 million for the three months ended December 31, 2024. The decrease in other expenses of $24.6 million is largely due to impairment of intangibles assets and goodwill during the three months ended September 30, 2025 and foreign exchange fluctuations on Euro and U.S. denominated net assets. The decrease in other expenses of $1.1 million compared to the three months ended December 31, 2024 relates to fair value adjustment to contingent consideration of $9.8 million in other losses partially offset with foreign exchange gains during the three months ended December 31, 2024.

Other expenses for the nine months ended December 31, 2025 was $31.3 million compared to other income of $4.9 million for the nine months ended December 31, 2024. This increase in other expenses is primarily due to impairment of intangibles assets and goodwill and lower interest income and foreign exchange fluctuations.

Net Income (Loss)

Net loss from continuing operations for the three months ended December 31, 2025 was $1.7 million compared to net loss of $53.2 million for the three months ended September 30, 2025, and net income of $28.1 million for the three months ended December 31, 2024.

11 | AURORA CANNABIS INC.	Q3 2026 MD&A

The decrease in net loss from continuing operations of $51.4 million compared to the three months ended September 30, 2025, primarily relates to a decrease in other expenses of $24.6 million resulting from impairment charges on intangible assets and goodwill recognized during the prior quarter, an increase in gross profit of $14.3 million and a decrease in operating expenses of $6.4 million. The increase in gross profit includes an increase in gross profit before fair value adjustment of $10.5 million, a decrease in gain on changes in fair value of biological assets of $1.0 million and a decrease in loss on changes in fair value of inventory and biological assets sold of $2.8 million. The increase in net loss from continuing operations of $29.9 million compared to the three months ended December 31, 2024, primarily relates to a decrease in gross profit of $28.3 million. The decrease in gross profit includes a decrease in gain on changes in fair value of biological assets of $31.2 million combined with a decrease in loss on changes in fair value of inventory and biological assets sold of $0.1 million.

Net loss from continuing operations for the nine months ended December 31, 2025 was $74.3 million compared to net income from continuing operations of $33.0 million for the nine months ended December 31, 2024. The increase in net loss of $107.3 million is primarily due to a decrease in gross profit of $53.2 million, an increase in operating expenses of $12.4 million and increase in other expenses of $36.3 million. The decrease in gross profit includes a decrease in gain on changes in fair value of biological assets of $51.6 million, combined with an increase in loss on changes in fair value of inventory and biological assets sold of $8.3 million.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended
	December 31, 2025	September 30, 2025	December 31, 2024(4)	December 31, 2025	December 31, 2024(4)
Net income (loss) from continuing operations	(1,743)	(53,165)	28,110	(74,289)	32,995
Income tax expense (recovery)	164	6,190	(377)	6,351	926
Other expense (income)	3,763	28,381	4,821	31,306	(4,944)
Share-based compensation	(551)	4,969	1,657	6,604	9,144
Depreciation and amortization	7,674	6,833	6,030	20,073	19,148
Business development costs	442	321	819	1,124	2,811
Inventory and biological assets fair value and impairment adjustments	(30)	15,134	(28,311)	29,033	(40,130)
Business transformation costs (1)	7,175	5,869	4,780	19,185	13,013
Non-recurring costs (2)	1,585	840	1,864	5,291	68
Adjusted EBITDA (3)	18,479	15,372	19,393	44,678	33,031
(1)Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(2)Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Adjusted EBITDA was $18.5 million for the three months ended December 31, 2025, compared to $15.4 million for the three months ended September 30, 2025 and $19.4 million for the three months ended December 31, 2024. The increase of $3.1 million compared to the three months ended September 30, 2025 is due to an increase in adjusted gross profit before FV adjustments of $3.8 million partially offset with an increase in adjusted SG&A of $0.3 million. The decrease of $0.9 million compared to the three months ended December 31, 2024 is primarily due to an increase in adjusted SG&A.

Adjusted EBITDA was $44.7 million for the nine months ended December 31, 2025 compared to Adjusted EBITDA of $33.0 million for the nine months ended December 31, 2024. The increase of $11.6 million compared to the nine months ended December 31, 2024 is primarily due to an increase in adjusted gross profit before FV adjustments of $27.0 million, partially offset with an increase in adjusted SG&A of $14.3 million.

12 | AURORA CANNABIS INC.	Q3 2026 MD&A

Adjusted Net Income

The following is the Company’s adjusted net income (loss):

($ thousands)	Three months ended			Nine months ended
	December 31, 2025	September 30, 2025	December 31, 2024(4)	December 31, 2025	December 31, 2024(4)
Net income (loss) from continuing operations	(1,743)	(53,165)	28,110	(74,289)	32,995
Inventory and biological assets fair value and impairment adjustments	(30)	15,134	(28,311)	29,033	(40,130)
Business development costs	442	321	819	1,124	2,811
Impairment of property, plant and equipment	—	525	567	525	696
Impairment of intangible assets and goodwill	—	31,901	—	31,901	—
Deferred tax expense -valuation allowance on deferred tax assets	—	5,856	—	5,856	—
Business transformation costs (1)	6,962	5,697	4,376	18,573	12,063
Non-recurring costs (2)	1,585	840	1,864	5,291	68
Adjusted net income (3)	7,216	7,109	7,425	18,014	8,503
(1)Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators.
(2)Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)Adjusted Net Income is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.
(4)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Adjusted net income was $7.2 million for the three months ended December 31, 2025 compared to $7.1 million for the three months ended September 30, 2025 and $7.4 million for the three months ended December 31, 2024. Adjusted net income remained relatively consistent compared to the three months ended September 30, 2025 and the three months ended December 31, 2024.

Adjusted net income was $18.0 million for the nine months ended December 31, 2025 compared to adjusted net income of $8.5 million for the nine months ended December 31, 2024. The increase of $9.5 million compared to the nine months ended December 31, 2024 is primarily due to an increase in adjusted gross profit before FV adjustments of $27.0 million, partially offset with an increase in adjusted SG&A of $14.3 million.

Liquidity and Capital Resources

($ thousands)	December 31, 2025	March 31, 2025
Cash and cash equivalents	56,363	137,921
Restricted cash	45,987	47,407
Short-term investments	52,087	—
Working capital (1)	299,901	367,465
Total assets	775,292	852,666
Total non-current liabilities	61,531	133,212

Capitalization
Loans and borrowings	61,775	61,707
Lease liabilities	39,220	42,876
Total debt	100,995	104,583
Total equity	567,826	608,591
Total capitalization	668,821	713,174
(1)Working Capital is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three and nine months ended December 31, 2025, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they become due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. The Company’s ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. The primary short-term liquidity

13 | AURORA CANNABIS INC.	Q3 2026 MD&A

needs are to fund net operating losses and capital expenditures to maintain existing facilities, loans and borrowing repayments and lease payments. The medium-term liquidity needs primarily relate to lease payments and the long-term liquidity needs primarily relate to potential strategic plans.

As at December 31, 2025, the Company has access to the following capital resources available to fund operations and obligations:

•$56.4 million cash and cash equivalents and $52.1 million short-term investments and
•The cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”), which, together with a corresponding registration statement filed with the SEC, qualifies the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its current liquidity position and access to the 2025 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of approximately $43.3 million relating to its self-insurance policy, if necessary.

Cash Flow Highlights

The table below summarizes the Company’s cash flows, including discontinued operations:

($ thousands)	Three months ended		Nine months ended
	December 31, 2025	December 31, 2024 (1)(2)	December 31, 2025	December 31, 2024 (1)(2)
Cash provided by (used in) operating activities	16,997	28,839	(13,281)	12,323
Cash provided by (used in) investing activities	(57,485)	(6,735)	(67,300)	(10,462)
Cash provided by (used in) financing activities	1,251	(786)	(3,687)	(3,130)
Effect of foreign exchange	(89)	3,738	2,710	(2,201)
Increase (decrease) in cash and cash equivalents	(39,326)	25,056	(81,558)	(3,470)
1.Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to discussion under “Historical Quarterly Results” section of this MD&A for further detail.
2.Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.

Cash provided by operating activities for the three months ended December 31, 2025 was $17.0 million compared to $28.8 million for the three months ended December 31, 2024. During the three months ended December 31, 2025, there was a working capital recovery of $10.9 million compared to a recovery of $20.1 million for the three months ended December 31, 2024. Excluding changes in non-cash working capital and discontinued operations, cash provided by operating activities during the three months ended December 31, 2025 was $6.1 million compared to cash provided by operations of $9.5 million for the three months ended December 31, 2024. The increase in cash used in operations is primarily due to an increase in operating expenses.

Cash used in investing activities for the three months ended December 31, 2025 was $57.5 million compared to $6.7 million for the three months ended December 31, 2024. The increase is largely to due to the purchase of short-term investments of $52.1 million.

Cash provided by financing activities for the three months ended December 31, 2025 was $1.3 million compared to cash used in financing activities of $0.8 million for the three months ended December 31, 2024. The increase is driven by higher net proceeds from loans and borrowings in the current quarter.

Cash used in operating activities for the nine months ended December 31, 2025 was $13.3 million compared to cash provided by operating activities of $12.3 million for the nine months ended December 31, 2024. During the nine months ended December 31, 2025, there was a working capital investment of $13.0 million compared to a working capital recovery of $3.3 million for the nine months ended December 31, 2024. Excluding changes in non-cash working capital and discontinued operations, cash used in operating activities during the nine months ended December 31, 2025 was $0.2 million compared to cash provided by operating activities of $10.9 million for the nine months ended December 31, 2024.The increase in cash used in operations is primarily due to an increase in operating expenses, partially offset by an increase in gross profit before fair value adjustments.

Cash used in investing activities for the nine months ended December 31, 2025 was $67.3 million compared to $10.5 million for the nine months ended December 31, 2024. The increase is largely to due to the purchase of short-term investments of $52.1 million.

Cash used in financing activities for the nine months ended December 31, 2025 was $3.7 million compared to $3.1 million for the nine months ended December 31, 2024. During the nine months ended December 31, 2024, net proceeds from loans and borrowings was $0.7 million, compared to no proceeds during the nine months ended December 31, 2025.

14 | AURORA CANNABIS INC.	Q3 2026 MD&A

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(3)	December 31, 2025	December 31, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	6,113	(3,929)	9,513	(226)	10,924
Changes in non-cash working capital	10,919	(36,445)	20,107	(12,981)	3,263
Net cash provided by (used in) operating activities from continuing operations	17,032	(40,374)	29,620	(13,207)	14,187
Less: maintenance capital expenditures(1)	(1,521)	(1,900)	(2,256)	(4,328)	(6,766)
Free cash flow(2)	15,511	(42,274)	27,364	(17,535)	7,421
(1)Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(3)Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

Free cash flow was $15.5 million for the three months ended December 31, 2025, compared to an outflow of $42.3 million for the three months ended September 30, 2025 and inflow of $27.4 million for the three months ended December 31, 2024. Compared to the three months ended September 30, 2025, the increase in free cash flow of $57.8 million is due to a $10.9 million working capital recovery in the current quarter compared to a $36.4 million working capital investment during the three months ended September 30, 2025. In addition, cash provided by continuing operations, excluding changes in non-cash working capital, increased by $10.0 million driven by higher gross profit before fair value adjustments. The decrease in free cash outflow of $11.9 million over the three months ended December 31, 2024 is primarily due to a decrease in the working capital recovery of $9.2 million.

Free cash flow was an outflow of $17.5 million for the nine months ended December 31, 2025, compared to an inflow of $7.4 million for the nine months ended December 31, 2024. The increase in free cash outflow of $25.0 million during the nine months ended December 31, 2025 is primarily due to a working capital investment of $13.0 million in the current period compared to a working capital recovery of $3.3 million in the comparative period. In addition, cash provided by continuing operations, excluding changes in non-cash working capital, decreased by $11.2 million due to an increase in operating expenses, partially offset by an increase in gross profit before fair value adjustments.

Contractual Obligations, Commitments, Contingencies and Off-Balance Sheet Arrangements

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company is also subject to litigation and similar claims in the ordinary course of our business. A discussion of these items is included in the “Liquidity and Capital Resources” section of the Annual MD&A. Updates to material litigation matters for the three and nine months ended December 31, 2025 are outlined below:

•The claim filed on June 15, 2020 with the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, was dismissed by the court without liability; and

•In the case of the purported securities class action filed on August 10, 2020 with the Court of the King's Bench of Alberta against the Company and certain former executive officers, the Company filed an appeal to the Court’s decision to dismiss the Company’s motion to disallow plaintiff’s Amended Statement of Claim. The appeal hearing is scheduled to occur in April 2026.

As at December 31, 2025, the Company has recognized total legal provisions of $0.8 million (March 31, 2025 – $0.3 million) in provisions on the interim condensed consolidated statements of financial position.

As of the date of this MD&A, the Company has $0.6 million in letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

15 | AURORA CANNABIS INC.	Q3 2026 MD&A

Related Party Transactions

The Company’s key management personnel consist of the Company’s executive management team and board of directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Nine months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Short-term employment benefits (1)	1,280	3,618	7,997	7,249
Long-term employment benefits	9	11	31	33
Termination benefits	—	—	676	—
Directors’ fees (2)	75	99	265	284
Share-based compensation	(1,254)	877	4,615	6,270
Total management compensation(3)	110	4,605	13,584	13,836
(1)As at December 31, 2025, $1.7 million is payable or accrued for key management compensation (March 31, 2025 - $2.8 million).
(2)Share-based compensation represents the fair value of share-based instruments granted to key management personnel under the Company’s share-based compensation plans. Board of director equity and cash settled DSUs are included in share-based compensation.
(3)As at December 31, 2025, there are 9 key management personnel (March 31, 2025 - 10).

On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds totaling $5.0 million pursuant to the Creditor Agreement. The Company advanced funds of $2.5 million, representing their shareholdings which together with accrued interest was originally due on May 31, 2025. As a result of the breach of the financial covenant under the Credit Agreement, the principal under the Creditor Agreement shall not be payable to Bevo shareholders until Bevo obtains additional financing from participating shareholders of Bevo and approval from the lender of the Credit Agreement, which is expected to be executed in the fourth quarter of fiscal 2026. The loan bears interest of 17.0% per annum during the extension period.
During the three and nine months ended December 31, 2025, the Company advanced additional funds of $1.0 million and $4.7 million, respectively. The Company’s total advances of $7.6 million, including accrued interest of $0.4 million are eliminated upon consolidation.

During the three months ended December 31, 2025, Bevo’s other participating shareholders contributed an additional $1.6 million. During the nine months ended December 31, 2025, Bevo repaid other participating shareholders $1.0 million. As at December 31, 2025, the outstanding balance is $3.3 million, including accrued interest of $0.2 million and is classified as current on the interim condensed consolidated statements of financial position.

During the three and nine months ended December 31, 2025, total interest expense for loans and borrowings of $1.4 million and $3.9 million, respectively (three and nine months ended December 31, 2024 – $1.3 million and $3.9 million, respectively) was recognized as finance and other costs in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). Accrued interest of $0.5 million (March 31, 2025 – $0.3 million) is recorded in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.
Accounting Policies and Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The Company’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of the Annual MD&A and in Note 2 of the Annual Financial Statements.

Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. The estimates and underlying assumptions are reviewed on an ongoing basis. There were no changes in the Company’s critical accounting estimates policies during the three and nine months ended December 31, 2025, except as disclosed in Note 4 of the Interim Condensed Financial Statements for the three and nine months ended December 31, 2025. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and the Annual MD&A.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes. For additional information on the Company’s financial instrument risk, refer to the Annual MD&A.

16 | AURORA CANNABIS INC.	Q3 2026 MD&A

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at February 3, 2026:

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	56,709,424
Stock options	2,060,470
Restricted share units	1,025,099
Deferred share units	49,462
Performance share units	358,100

Historical Quarterly Results

($ thousands, except earnings per share and operational results)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Financial Results
Net revenue (2)	94,191	90,366	98,023	90,538
Adjusted gross margin before FV adjustments on total net revenue (3)	62%	61%	52%	62%
Income (loss) from continuing operations attributable to common shareholders (4)	1,980	(51,590)	(14,725)	(19,177)
Income (loss) from discontinued operations attributable to common shareholders	(160)	116	(484)	49
Income (loss) attributable to common shareholders	1,820	(51,474)	(15,209)	(19,128)
Basic income (loss) per share from continuing operations	0.03	(0.91)	(0.26)	(0.35)
Basic income (loss) per share	0.03	(0.91)	(0.27)	(0.35)
Diluted income (loss) per share, continuing operations	0.03	(0.91)	(0.26)	(0.35)

Balance Sheet
Working capital	299,901	299,729	308,416	367,465
Cannabis inventory and biological assets (5)	191,064	186,905	195,620	193,980
Total assets	775,292	756,863	837,839	852,666

	December 31, 2024(6)	September 30, 2024(6)	June 30, 2024(1)(6)	March 31, 2024(1)
Financial Results
Net revenue (2)	88,198	81,122	83,435	67,411
Adjusted gross margin before FV adjustments on total net revenue (3)	61%	54%	42%	50%
Income (loss) from continuing operations attributable to common shareholders (4)	28,436	2,359	4,822	(20,624)
Loss from discontinued operations attributable to common shareholders	115	(14,640)	304	(501)
Loss attributable to common shareholders	28,551	(12,281)	5,126	(21,125)
Basic income (loss) per share from continuing operations	0.52	0.04	0.09	(0.40)
Basic income (loss) per share	0.52	(0.23)	0.10	(0.41)
Diluted income (loss) per share, continuing operations	0.52	0.04	0.09	(0.40)

Balance Sheet
Working capital	338,741	306,976	320,934	301,985
Cannabis inventory and biological assets (5)	206,412	176,395	171,568	148,112
Total assets	862,297	807,391	837,288	838,673

(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(4)Income (loss) from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted Net income” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial     statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the Annual MD&A.

17 | AURORA CANNABIS INC.	Q3 2026 MD&A

Risk Factors

In addition to the other information included in this MD&A, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (as defined below) set forth in this MD&A relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such forward-looking statements to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•We have a limited operating history and a history of losses in prior periods and there is no assurance that we will be able to achieve or maintain profitability.
•Our business is reliant on the good standing of our licenses.
•Our Canadian licenses are reliant on our established sites.
•We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•Changes in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•Failure to comply with anti-money laundering laws and regulations could subject us to penalties and other adverse consequences.
•We compete for market share with a number of competitors and expect additional competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•We may not be able to realize our growth targets or successfully manage our growth.
•The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•Any default under our existing debt, as it relates to the current financial and non-financial covenant breaches, including with respect to Bevo under its credit agreement as disclosed herein, that are not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our common shares.
•We may be subject to credit risk.
•We may not be able to successfully develop new products or find a market for their sale.
•As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•The cannabis business may be subject to unfavorable publicity or consumer perception.
•Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
•Our success will depend on attracting and retaining key personnel.
•Our dependence on senior management.
•Certain of our directors and officers may have conflicts of interests due to other business relationships.
•Future execution efforts may not be successful.
•We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•We rely on international advisors and consultants in foreign jurisdictions.
•Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•We may be subject to uninsured or uninsurable risks.
•We may be subject to product liability claims.
•Our cannabis products may be subject to recalls for a variety of reasons.
•We are and may become party to litigation, mediation, and/or arbitration from time to time.
•The transportation of our products is subject to security risks and disruptions.
•Our business is subject to the risks inherent in agricultural operations.
•We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•Our operations are subject to various environmental and employee health and safety regulations.
•Climate change may have an adverse effect on demand for our products or on our operations.
•We may not be able to protect our intellectual property.
•We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•We may be subject to risks related to our information technology systems, including cyber-attacks.
•We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•As a holding company, Aurora is dependent on its operating subsidiaries to pay dividends and other obligations.

18 | AURORA CANNABIS INC.	Q3 2026 MD&A

•The price of our common shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our common shares and the sale of substantial amounts of our common shares could adversely affect the price of our common shares and the value of your convertible debentures/notes.
•It is not anticipated that any dividend will be paid to holders of our common shares for the foreseeable future.
•Future sales or issuances of equity securities could decrease the value of our common shares, dilute investors’ voting power, and reduce our earnings per common share.
•Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares and the value of any outstanding convertible debentures/notes.
•The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant Company resources and management attention.
•Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our common shares and market value of other securities.
•We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.
•We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and as such is exempt from certain provisions applicable to United States domestic issuers.
•Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•The Canadian excise duty framework affects profitability.
•We may hedge or enter into forward sales, which involves inherent risks.
•Our costs, including those for input materials, energy and transportation, could be negatively impacted by international conflicts.
•Continued volatile global financial and geopolitical conditions may negatively impact the Company. Changes in governmental regulation between Canada and trading partners, including the United States, including tariffs, taxes and other trade barriers, may adversely affect the Company’s business, results of operations and financial condition, in particular as related to the Company’s plant propagation business, which sells a portion of its products to customers in the United States through its subsidiary Bevo Agtech Inc., by making such products more expensive to customers.
•The Company, Bevo, Bevo Farms and the other Bevo shareholders may not be able to satisfy all conditions precedent for closing of the Bevo Transaction, including Bevo shareholder approval and the consent of Bevo Farms’ lender. The Bevo Transaction is also subject to other risks, including risks related to transaction costs and potential negative financial or operational consequences should it be delayed or not completed at all. There is no guarantee that the Bevo Transaction will be completed on the terms agreed to, or at all. In light of the previously disclosed non-compliance by Bevo Farms with a certain financial covenant in its credit facility as at September 30, 2025 and June 30, 2025, and Bevo Farms’ continued non-compliance with such covenant as at December 31, 2025, if the Company is unable to complete the Bevo Transaction, or an alternative refinancing or restructuring of Bevo, or otherwise dispose of its interest in Bevo, Bevo Farms may continue to face the liquidity issues it has faced in the past and may continue to be in non-compliance with its financial covenants. Such non-compliance could result in default under Bevo Farms’ credit facilities and insolvency, which could have a negative impact on the Company’s consolidated results of operations.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures (“DC&P”)

The Company maintains DC&P designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at December 31, 2025, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weaknesses identified as at and for the year ended March 31, 2025.

Changes to Internal Control over Financial Reporting (“ICFR”)

In fiscal 2025, management implemented a number of business process and control improvements to address known control deficiencies and continue to enhance the Company’s control environment, including:

•Continuing to improve controls over management’s review of company data, information, assumption and estimates
•Continuing to deploy a common Enterprise Resource Planning (“ERP”) system across the company, including deployment of the Company’s ERP in the EU business unit
•Modifying existing controls and implementing new controls that operated effectively to address known system limitations regarding assurance and segregation of duties
•The ongoing implementation of ICFR within the Bevo Agtech Inc. business unit
•Process and control improvement and integration within the Indica Industries Pty Ltd. business unit, which was acquired by the Company on February 7, 2024

19 | AURORA CANNABIS INC.	Q3 2026 MD&A

Aside from these initiatives and the identified material weaknesses and testing of controls as described in management’s assessment of ICFR below, no changes to the Company’s ICFR occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

Management’s Assessment on ICFR

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Exchange Act, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has concluded that material weaknesses in the Company’s ICFR continue to exist as identified and described in the Company’s annual report and disclosures for the period ending March 31, 2025.

Management Review Control Activities: The Company did not consistently design, execute and document sufficiently precise management review controls over completeness and accuracy of data inputs and entry, the accuracy of mathematical formulas within spreadsheets, or the key assumptions, estimates and period cut-off activities. This deficiency impacts leases, long-term liabilities, biological assets and inventory, goodwill and impairment, revenue and receivables, purchasing and payables, taxes, manual journal entries, and financial statement close processes, including Statement of Cashflows.

Insufficient Segregation of Duties and Personnel at Bevo Agtech Inc.: Specific to the Bevo Agtech Inc. business unit and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across business processes including property, plant and equipment, treasury and cash management, payroll, production and inventory, revenue and receivables, purchasing and payables, manual journal entries, and financial reporting processes, including statements of cashflows.

Insufficient Segregation of Duties and Personnel at Indica Industries Pty Ltd.: Specific to the Indica Industries Ptd Ltd. business unit and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across IT General Controls as well as business processes including property, plant and equipment, treasury and cash management, payroll, inventory, revenue and receivables, purchasing and payables, taxes, manual journal entries, and financial reporting processes.

Material and immaterial errors were identified as a result of these material weaknesses which were corrected prior to release of the March 31, 2025 annual financial statements. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation Plan

Management, with oversight from the Audit Committee has a formal Remediation Plan to address the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s Enterprise Resource Planning transformation and continued integration of both Bevo Agtech Inc. and Indica Industries Pty Ltd. are both critical steps to reducing our dependency on manual review controls.

Additionally, management is actively working to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

20 | AURORA CANNABIS INC.	Q3 2026 MD&A

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Arrangements” in our Annual MD&A;
•the Bevo business and expectations for the plant propagation segment, including, closing of the Bevo Transaction;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•magnitude and duration of potential new or increased tariffs may be imposed on goods imported from Canada into the United States, which could adversely impact revenues under the plant propagation segment;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•the repositioning and improvements in the Company’s consumer business, and associated benefits to the business including, but not limited to, its ability to contribute towards profitability;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;
•the Company’s strategy and path to deliver sustained profitability and positive free cash flow;
•the availability of funds under the 2025 Shelf Prospectus, and
•the creation of sustainable, long-term shareholder value.

The forward-looking statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the timing, magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability of the Company, other Bevo shareholders and Bevo to satisfy all conditions precedent for closing of the Bevo Transaction; Bevo’s receipt of necessary third-party approvals to complete the Bevo Transaction, including the consent of Bevo Farms’ lender; costs related to the Bevo Transaction; potential negative financial or operational consequences of the Bevo Transaction being delayed or not being completed; the Company’s the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Gross profit before fair value adjustments (“FV adjustments”) is calculated by subtracting cost of sales, before the effects of changes in FV of biological assets and inventory from net revenue. Gross margin before FV adjustments is calculated by dividing gross profit

21 | AURORA CANNABIS INC.	Q3 2026 MD&A

before FV adjustments by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit before FV adjustments represents cash gross profit on net revenue and is calculated by subtracting from total net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; and removing (ii) depreciation in cost of sales; (iii) cannabis inventory impairment; and (iv) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments is calculated by dividing adjusted gross profit before FV adjustments by net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
Management believes that these measures provide useful information to assess the profitability of our operations as it represents the cash gross profit and margin generated from operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, business development costs, changes in fair value of inventory and biological assets sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes adjustments that are not reflective of current operating results.
•Adjusted net income is calculated as net income (loss) from continuing operations excluding impairment charges related to property, plant and equipment, intangible assets and goodwill, business development costs, changes in fair value of inventory and biological assets sold. inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Management believes adjusted net income is a key financial measure to effectively evaluate our operating performance and compare results of our operations from period to period without the impact of certain non-cash and non-routine costs that we do not expect to continue at the same level in the future and items that are not core to our operations.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

22 | AURORA CANNABIS INC.	Q3 2026 MD&A